UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                           Parallel Technologies, Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.006 PER SHARE
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                         (Title of Class of Securities)

                                    699159109
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                               600 Madison Avenue
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2005
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             (Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  699159109                    13D                  Page  2  of 9 Pages
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     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dalian Fushi Enterprise Group Company, Ltd.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)       /  /
               (b)      /  /
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     3      SEC USE ONLY


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     4      SOURCE OF FUNDS*

               OO
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)           /  /

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                People's Republic of China
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       NUMBER OF           7      SOLE VOTING POWER
  SHARES BENEFICIALLY
       OWNED BY                   0
         EACH
       REPORTING
        PERSON
         WITH
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                           8      SHARED VOTING POWER

                                  3,167,943,874
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                           9      SOLE DISPOSITIVE POWER

                                  0
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                           10     SHARED DISPOSITIVE POWER

                                  3,167,943,874
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,167,943,874
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*


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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               99.4%
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    14      TYPE OF REPORTING PERSON*

               HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  699159109                    13D                  Page  3  of 9 Pages
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     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Li Fu
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)       /  /
               (b)      /  /
--------------------------------------------------------------------------------
     3      SEC USE ONLY


--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)           /  /

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                People's Republic of China
--------------------------------------------------------------------------------
       NUMBER OF           7      SOLE VOTING POWER
  SHARES BENEFICIALLY
       OWNED BY                   0
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                           8      SHARED VOTING POWER

                                  3,167,943,874
--------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  3,167,943,874
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,167,943,874
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*


--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               99.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      (a) This Statement on Schedule 13D relates to the common stock, par value $.006 per share (the "Common Stock"), of Parallel Technologies, Inc., a Nevada corporation (the "Company").

      (b) The principal executive offices of the Company are located at 558 Lime Rock Road, Lakeville, Connecticut 06039.

Item 2. Identity and Background.

      (a) This Statement on Schedule 13D is filed jointly by each of the following persons (the "Reporting Persons"):

      (i) Dalian Fushi Enterprise Group Company, Ltd. ("Fushi Group")

      (ii) Li Fu, Chairman and 85.71% shareholder of Fushi Group

      (b) The business address of Fushi Group is 999 Wuyi Road, Jinzhou District, Dalian, China 116100. The business address of Mr. Fu is 1 Shuang Qiang Road, Jinzhou Qu, Dalian, China 116100.

      (c) The names, business addresses and present principal occupations or employment of the directors and executive officers of Fushi Group are set forth on Schedule A. All directors and executive officers of Fushi Group are citizens of the People's Republic of China (the "PRC").

      (d) & (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Persons from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

      (f) Fushi Group is a limited liability company formed under the laws of the PRC. Mr. Fu is a citizen of the PRC.

Item 3. Source and Amount of Funds or Other Consideration.

      On December 13, 2005 the Company issued an aggregate of 784,575.16 shares of the Company's Series A Convertible Preferred Stock, par value $.001 per share, (the "Series A Stock") to the shareholders of Diversified Product Inspections, Inc., including 654,688.64 shares to the Fushi Group in exchange for the outstanding shares of DPI. Consequently, DPI became a wholly-owned subsidiary of the Company. DPI's only asset was the stock of Dalian Diversified Product Inspections Bimetallic Cable Co., Ltd. ("Dalian DPI"), a wholly foreign-owned entity under the laws of the PRC. The Series A Stock owned by Fushi Group will convert automatically into approximately 12,915,998 shares, or approximately 64.58% of the Company's Common Stock upon the occurrence of a 245.27-for-1 reverse stock split of the Common Stock (the "Reverse Split") that is expected to become effective by the end of January 2006.

Item 4. Purpose of Transaction.

      The acquisition by Fushi Group of 654,688.64 shares of the Company's Series A Stock in exchange for the outstanding shares of DPI, was part of a series of transactions undertaken by the Company, the Fushi Group and Dalian Fushi Bimetallic manufacturing Co., Ltd. ("Dalian Fushi") to accomplish the acquisition of the business of Dalian Fushi by the Company. The other transactions included

      o the acquisition of 20,000,000 shares of Common Stock, representing 50.96% outstanding shares of the Company's Common Stock, by Dalian Fushi from Glenn A. Little, the former sole Director and President of the Company, for a purchase price of $550.

      o the sale of 215,424.84 shares of Series B Stock in a private placement offering from which the Company received gross proceeds of $12 million, which were used by Dalian Fushi to acquire the shares from Mr. Little and to finance the acquisition of substantially all the assets and business of Dalian Fushi and the continuing operations of Dalian Fushi.

      o a series of restructuring transactions by which Dalian DPI acquired substantially all the assets and business of Dalian Fushi and obtained control over the remaining operations and financial affairs of Dalian Fushi. The acquisition was structured in this manner since under the laws of the PRC a foreign-owned entity, such as Dalian DPI, is unable to acquire a PRC entity, such as Dalian Fushi, by issuing its capital stock, and the Company did not have sufficient cash to purchase all of the assets of Dalian Fushi based on their fair value, as required under the laws of the PRC.

      Immediately prior to the closing of the private placement of the Series B Stock on December 13, 2005 (the "Closing Date"), Glenn A. Little appointed Messrs. Li Fu, Yue Yang and John D. Kuhns as directors of the Company and Mr. Little resigned as a director, and following the Closing Date, Mr. Little resigned all of his positions with the Company and the new directors appointed new officers with immediate effect.

      Under the terms of the stock purchase agreements for the Series B Stock by and among the Company and certain accredited investors (the "Series B Stock Purchase Agreements"), Dalian Fushi deposited in escrow the 20,000,000 shares of Common Stock it purchased from Mr. Little, and Fushi Group, together with the other three shareholders of Dalian Fushi, Yue Yang, Xishan Yang and Chunyan Xu, deposited in escrow an aggregate of 746,254 shares of Series A Stock that will collectively convert into an aggregate of 14,803,983 shares of Common Stock representing approximately 74.02% of the outstanding Common Stock following the Reverse Split to secure the obligations of the Company under the certificate of designations, for the Series B Stock, their indemnity obligations under the Series B Stock purchase agreements and the obligation of the Company to meet the net profit targets for the fiscal year ending December 31, 2005 as set forth in the Series B Stock Purchase Agreements.

      On December 5, 2005, the Company's sole director adopted a resolution to amend the Company's Articles of Incorporation to effect the Reverse Split and to change the Company's name to "Fushi International, Inc." On that same date, the Company obtained the written consent of the holder of a majority of its then outstanding shares of voting stock approving the Reverse Split and the name change. The Reverse Split and name change will occur upon the filing of a certificate of amendment to the Articles of Incorporation with the Office of the Secretary of Nevada, not less than 20 days after the date upon which the Company send or gives its shareholders an Information Statement advising them of the Reverse Split and the change in the Company's name. On January 5, 2006, the Company mailed an Information Statement to its shareholders. The Reverse Split and the change in the Company name are expected to occur before the end of January 2006.

      Under the Series B Stock Purchase Agreements, the Company will within 90 days following the Closing Date, after consultation with the holders of the Series B Stock, nominate a seven person Board of Directors of the Company and take all actions and obtain all consents, authorizations and approvals which are required to be obtained in order to effect the election of such nominees. In addition, promptly following the Closing Date, the Company will establish a five-member board of advisors consisting of the individuals approved in advance by Chinamerica Fund, LP ("Chinamerica"), the leading investor to the Company, which approval will not be unreasonably withheld. The Series B Stock Purchase Agreement also contemplates that the Company will amend and restate its bylaws within 60 days after the Closing Date, On December 27, 2005, Fushi Group, as holder of a majority of the Company's outstanding shares of voting stock approved the adoption of the amended and restated bylaws of the Company. On January 12, 2006, the Company filed a preliminary Information Statement on
Schedule 14C relating to the adoption by the Company of the amended and restated bylaws, which will become effective 20 days after the Company mails the Information Statement to its shareholders.

      Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

      Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

      (a) Fushi Group and Mr. Fu may be deemed to beneficially own 654,688.64 shares, or approximately 90.52%, of the Series A Stock, which upon the effectiveness of the Reverse Split will convert into 12,915,998 shares, or approximately 64.58%, of the Common Stock, and together with the 81,536 shares of Common Stock to be owned by Dalian Fushi, a total of 14,803,984 shares, or approximately 74.02%, of the Company's Common Stock. As of the date hereof, the number of Common Stock underlying the 654,688.64 shares of Series A Stock is 3,167,943,874 shares on a Pre Reverse Split basis.

      (b) Fushi Group directly owns 654, 688.64 shares of Series A Stock. Each share of Series A Stock will carry a number of votes equal to the number of shares of Common Stock that the holder may acquire upon conversion. As a result of Mr. Li Fu's ownership interest in and control of Dalian Fushi, both Fushi Group and Mr. Li Fu may be deemed to hold voting and/or dispositive power over 654,688.64 shares of Series A Stock and beneficially own such stock, the underlying Common Stock of which is 3,167,943,874 shares, on a pre Reverse Split and pre-conversion basis.

      (c) Except for the acquisition by Fushi Group of 654,688.64 shares of Series A Stock, the underlying Common Stock of which is 3,167,943,874 shares, in exchange for its shares of DPI, which upon the effectiveness of the Reverse Split will convert automatically into 12,915,998 shares of Common Stock, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Other than as disclosed in Items 3 and 4, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      1. Share Exchange Agreement dated as of December 13, 2005 between Parallel Technologies, Inc. and Diversified Product Inspections, Inc.. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 14, 2005.

      2. Series B Stock Purchase Agreement, dated as of December 13, 2005 by and among Parallel Technologies, Inc., Dalian Fushi, the management of Dalian Fushi, Chinamerica Fund, LP, and the other investors named therein. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 14, 2005.

      3. Amendment No. 1 to Series B Stock Purchase Agreement, dated as of December 13, 2005 by and among Parallel Technologies, Inc. Dalian Fushi, the management of Dalian Fushi, Chinamerica Fund, LP, and the other investors named therein. Incorporated by reference to Exhibit
            4.4 to the Company's Current Report on Form 8-K filed on December 14, 2005.

      4. Joint Filing Agreement among Fushi Group and Mr. Li Fu, dated January 13, 2006

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    Dalian Fushi Enterprises Group Company, Ltd.

                                             By:/s/ Li Fu
                                                ---------------
                                             Name: Li Fu
                                             Title: Chairman & President

                                    /s/ Li Fu
                                    ------------------
                                    Li Fu


Date: January 13, 2006

                                   SCHEDULE A

                 DIRECTORS AND EXECUTIVE OFFICERS OF FUSHI GROUP

      The names, present principal occupations and business addresses of the directors and executive officers of Fushi Group are set forth below.

Fushi Group

Name          Principal Occupation             Address

Li Fu         Chairman and President           999 Wuyi Road, Jinzhou
                                               District, Dalian, China 116100

Chunyan Xu    Chief Financial Officer          999 Wuyi Road, Jinzhou
                                               District, Dalian, China 116100